UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NO. 001-12815
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CHICAGO BRIDGE & IRON SAVINGS PLAN
c/o Chicago Bridge & Iron Company
One CB&I Plaza
2103 Research Forest Drive
The Woodlands, TX 77380
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Chicago Bridge & Iron Company N.V.
Oostduinlaan 75
2596 JJ The Hague
The Netherlands

CHICAGO BRIDGE & IRON SAVINGS PLAN

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5-10

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i— Schedule of Assets (Held at End of Year), as of December 31, 2008	11

SIGNATURES	12
EX-23.1
EX-23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Chicago Bridge & Iron Savings Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Calvetti, Ferguson & Wagner, P.C.
Houston, Texas
June 18, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Chicago Bridge & Iron Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Chicago Bridge & Iron Savings Plan as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young L.L.P.
Houston, Texas
June 18, 2008

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

CASH AND CASH EQUIVALENTS	$—	$116,399

INVESTMENTS, AT FAIR VALUE	340,862,766	431,096,470

EMPLOYER CONTRIBUTION RECEIVABLE	18,259,297	16,131,739

TOTAL ASSETS	$359,122,063	$447,344,608

LIABILITIES

CORRECTIVE DISTRIBUTION PAYABLE	203,053	289,098

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	$358,919,010	$447,055,510

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	359,767	(177,510)

NET ASSETS AVAILABLE FOR BENEFITS	$359,278,777	$446,878,000

See accompanying notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income	$15,943,502
Contributions:
Employer	29,186,567
Participants	38,016,214
Rollovers	21,189,753

Total additions	104,336,036

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Net depreciation in value of investments	160,781,002
Benefits paid to participants	30,927,959
Corrective distributions	203,053
Administrative expenses	23,245

Total deductions	191,935,259

NET DECREASE	(87,599,223)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	446,878,000

End of year	$359,278,777

See accompanying notes to financial statements.

CHICAGO BRIDGE & IRON SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan in which certain employees of Chicago Bridge & Iron Company (“CB&I”) and certain related companies (collectively, the “Company”) are eligible to participate immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
T. Rowe Price Trust Company (the “Trustee”) serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc.
Participant and Company Contributions—The Plan is a combination employee 401(k) voluntary salary deferral (with discretionary Company 401(k) matching contributions) and annual Company contribution plan.

Participant and Matching Contributions — Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum of 75% of compensation subject to the dollar limits set by the Internal Revenue Service (the “IRS”), or lower percentage limits set by the Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

The Company may elect, at its sole discretion, to match some portion of the participants’ contributions. For the 2008 plan year, the Company elected to match the participants’ contributions dollar-for-dollar up to 3% of compensation, with the exception of union participants, whose contribution match from the Company is determined by their negotiated union contract.

Annual Company Contribution — The Company may, at its sole discretion, contribute from 5% to 12% of annual pay (including overtime and incentive compensation) depending on Company performance and the IRS limits on compensation deferrals. The Company annual contribution is allocated to each eligible participant following the end of the Plan year for which the contribution is made. Except as noted below, eligible participants for the Company contribution include individuals that: (i) worked a minimum of 1,000 hours for the Company during the Plan year (except in the case of death, disability, retirement, or a reduction-in-force termination, where the service requirement is waived), and (ii) were employed with the Company as of the last day of the Plan year (except in the case of death, disability, retirement, a reduction-in-force termination, or a temporary lay-off, where the service requirement is waived), and excludes any union employees.

For 2008, the annual Company contribution percentage for the Plan was 5% and amounted to $17,988,848, net of forfeitures of approximately $3,569,244.

Further, effective November 16, 2007, CB&I acquired all of the outstanding shares of the Lummus Global (“Lummus”) business from Asea Brown Boveri Ltd. (“ABB”) and certain of its affiliates.

Former participants of the ABB Prism 401(k) and ABB Cash Balance Plans were permitted to rollover their balances into the Plan as of January 1, 2008.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company annual and matching contributions, and investment earnings or losses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct the investment of their account balances into any or all of a number of investment options offered by the Plan, which include mutual funds investing in equities (including the Trade Link investment account investing in mutual funds beyond the Trustee’s family of funds), a Company stock fund (which invests in the common stock of Chicago Bridge & Iron Company N.V., CB&I’s parent), common collective trust funds and short-term investments. Participants may transfer account balances among investment options; however, interfund transfers to the Company stock fund from other investment options are not permissible under the Plan.

Vesting—Company 401(k) matching contributions vest 100% after three years of service. The annual Company contributions for Plan years through 2006 vest 100% after five years of service with the Company, while annual Company contributions for subsequent Plan years vest 100% after three years of service with the Company. Participants who reach age 65 or who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.

Participant Loans—Participants may borrow up to the lesser of 50% of their vested account balance or $50,000, with a minimum loan amount of $1,000. No more than one loan may be outstanding from a participant’s account at any time. Loans are secured by the balance in the participant’s account, bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years, except for principal residence loans, which are repayable over a period not to exceed fifteen years. Any amount borrowed is deducted pro rata from the funds in which the participant’s account is invested. Repayments of principal and interest are credited to the funds in which the participant’s deferrals and Company contributions are invested.

Payment of Benefits—Upon termination of employment, retirement, death, or disability, participants may receive a lump-sum payment of their account balance, subject to the vesting provisions described above. The Plan also allows in-service withdrawals and withdrawals for financial hardship. Other payment forms are available to certain participants for accounts existing prior to January 1, 1997.

Forfeitures—Forfeited accounts, representing the unvested portion of Company contributions, are used to reduce future Company contributions.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Benefit payments to participants are recorded upon distribution.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Administrative Expenses—Certain administrative expenses are paid by the Company.

Investment Valuation and Income Recognition —Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”) defines fair value, establishes a framework for measuring fair value, and enhances disclosures regarding fair value measurements. SFAS No. 157 provides a consistent definition of fair value that focuses on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Effective January 1, 2008, the Plan adopted this standard and adoption did not have a material impact on the Plan’s financial statements.

Valuation Hierarchy — The three levels of the valuation hierarchy under SFAS No. 157 are defined as follows:
•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include other than quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — inputs to the valuation methodology are unobservable inputs where there is little or no market activity for the asset or liability and entity-specific estimates and assumptions are required.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the Plan’s instruments measured at fair value, including the general classification of such instruments pursuant to the aforementioned valuation hierarchy:
•	Common Stock — The fair value is based on a quoted market price in an active market on the last day of the Plan year and is therefore classified within level 1 of the valuation hierarchy.

•	Mutual Funds — The fair values are based on quoted prices in an active market on the last day of the Plan year and are therefore classified within level 1 of the valuation hierarchy.

•	Common Collective Trust Funds —
o	Stable Value Fund — The Stable Value Fund is recorded at fair value and classified within level 2 of the valuation hierarchy. This fund is a fully benefit-responsive investment, and as required, an adjustment is made to reflect this investment at contract value, which represents cost plus accrued income less redemptions. The fair value of the guaranteed investment contracts is provided by the fund administrator and is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. For assets other than investment contracts, including securities underlying synthetic investment contracts, fair value generally is reflected by market value at close of business on the valuation date.

o	Equity Index Trust Fund — The Net Asset Value (“NAV”), provided by the fund administrator, is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.
•	Participant Loans and Short-Term Investments — These are valued at cost, which approximates fair value, and are classified within level 3 of the valuation hierarchy.
For additional disclosures associated with fair value under SFAS No. 157, see Note 4 to the financial statements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 (at fair value unless otherwise noted):

	2008		2007
T. Rowe Price Summit Cash Reserves Fund	$45,101,302		$36,429,082
T. Rowe Price Stable Value Fund, at contract value *	38,738,247		29,856,368
T. Rowe Price Balanced Fund	34,296,535		47,716,658
T. Rowe Price Blue Chip Growth Fund	31,902,389		55,357,250
T. Rowe Price Equity Income Fund	30,915,525		49,429,483
T. Rowe Price Spectrum Income Fund	24,049,297		23,632,191
American Europacific Growth Fund	20,676,174		33,650,017
T. Rowe Price Small Cap Value Fund	17,699,145	**	24,015,264
T. Rowe Price New Horizons Fund	16,898,153	**	27,269,883
T. Rowe Price Equity Index Trust Fund	16,202,324	**	24,810,109
Chicago Bridge & Iron Company N.V. Common Stock	6,193,102	**	31,854,268

*	The fair value of this fully benefit-responsive investment totaled $38,378,480 and $30,033,878 at December 31, 2008 and 2007, respectively.

**	Investment does not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(124,241,990)
Common stock	(27,130,628)
Common collective trust funds	(9,408,384)

Total	$(160,781,002)

Risks and Uncertainties—The Plan provides for investments in various securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. During 2008, turmoil in the worldwide financial markets caused a significant decrease in the total value of Plan investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that additional changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4.	FAIR VALUE OF INVESTMENTS

The following table presents the Plan’s financial instruments carried at fair value as of December 31, 2008, by the SFAS No. 157 hierarchy (as described in Note 2 above):

	Quoted Market Prices	Significant	Significant	Total Fair
	in Active Markets	Observable Inputs	Unobservable Inputs	Value in the
	(Level 1)	(Level 2)	(Level 3)	Statement of Net Assets

Common Stock	$6,193,102	$—	$—	$6,193,102
Mutual Funds	272,241,260	—	—	272,241,260
Common Collective Trust Funds:
Stable Value Fund	—	38,378,480	—	38,378,480
Equity Index Trust Fund	—	16,202,324	—	16,202,324
Participant Loans and Short-Term
Investments	—	—	7,847,600	7,847,600

Total Investments	$278,434,362	$54,580,804	$7,847,600	$340,862,766

The following table presents a summary of changes in the fair value of the Plan’s Level 3 financial instruments for the year ended December 31, 2008:

		Sales, Issuances,
	Beginning	Maturities, Settlements	Ending
	Fair Value	and Calls, Net	Fair Value

Participant Loans	$6,938,872	$908,728	$7,847,600
Short-Term Investments	116,399	(116,399)	—

Total	$7,055,271	$792,329	$7,847,600

5.	RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

As previously discussed in Note 2, fully benefit-responsive investment contracts are required to be valued at contract value on the statement of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value. The following is a reconciliation of net assets available for benefits and the change in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
Net Assets Available for Benefits	2008	2007
Net assets available for benefits per the financial statements	$359,278,777	$446,878,000
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(359,767)	177,510

Net assets available for benefits per the Form 5500	$358,919,010	$447,055,510

Year Ended
December 31,
Change in Net Assets Available for Benefits	2008
Net decrease in assets available for benefits per the financial statements	$(87,599,223)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(359,767)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(177,510)

Net decrease in assets available for benefits per the Form 5500	$(88,136,500)

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	TAX STATUS

The Plan received a determination letter from the IRS dated February 13, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation.

8.	PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are managed by T. Rowe Price, the trustee of the Plan, and therefore, all transactions involving these investments qualify as party-in-interest transactions. The Plan also invests in shares of the Company’s common stock and all transactions involving Company stock also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Supplemental Schedule

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008
(Employer Identification Number 06-1477022, Plan Number 001)

(a)		(b) Identity of Issuer, Borrower,	(c) Description of Investment	(d) Fair
		Lessor or Similar Party	(including maturity date,	Value
			rate of interest, collateral,
			par or maturity value)
			Mutual Funds:
*		T. Rowe Price	Summit Cash Reserves Fund	$45,101,302
*		T. Rowe Price	Balanced Fund	34,296,535
*		T. Rowe Price	Blue Chip Growth Fund	31,902,389
*		T. Rowe Price	Equity Income Fund	30,915,525
*		T. Rowe Price	Spectrum Income Fund	24,049,297
*		T. Rowe Price	Small Cap Value Fund	17,699,145
*		T. Rowe Price	New Horizons Fund	16,898,153
*		T. Rowe Price	Capital Appreciation Fund	9,201,801
*		T. Rowe Price	Spectrum Growth Fund	9,027,667
*		T. Rowe Price	Retirement 2020 Fund	7,254,062
*		T. Rowe Price	Retirement 2015 Fund	5,105,694
*		T. Rowe Price	Retirement 2010 Fund	4,599,135
*		T. Rowe Price	Retirement 2025 Fund	4,080,769
*		T. Rowe Price	Retirement 2030 Fund	3,821,588
*		T. Rowe Price	Retirement 2035 Fund	1,747,740
*		T. Rowe Price	Retirement Income Fund	1,484,566
*		T. Rowe Price	Retirement 2040 Fund	1,345,913
*		T. Rowe Price	Retirement 2045 Fund	951,383
*		T. Rowe Price	Retirement 2005 Fund	731,274
*		T. Rowe Price	Retirement 2050 Fund	623,019
*		T. Rowe Price	Trade Link Investments Account	536,972
*		T. Rowe Price	Retirement 2055 Fund	191,157
		American Funds	Europacific Growth Fund	20,676,174

				$272,241,260

			Common Collective Trust Funds:
*		T. Rowe Price	Stable Value Fund	38,378,480
*		T. Rowe Price	Equity Index Trust Fund	16,202,324

				$54,580,804

*		Chicago Bridge & Iron Company N. V.	Common Stock	6,193,102
*		Participant loans	Varying maturities and interest rates ranging from 5.0% to 10.5%	7,847,600

	TOTAL			$340,862,766

*	Represents a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: June 18, 2009
CHICAGO BRIDGE & IRON SAVINGS PLAN

By: /s/ Stephen H. Dimlich, Jr. Stephen H. Dimlich, Jr.
Vice President, Corporate Human Resources of Chicago Bridge & Iron Company

By: /s/ Westley S. Stockton Westley S. Stockton
Vice President, Corporate Controller and Chief Accounting Officer of Chicago Bridge & Iron Company

Exhibit Index

Exhibit Number	Description

23.1	Consent of Calvetti, Ferguson & Wagner, P.C.

23.2	Consent of Ernst & Young L.L.P.